FORM 51-102F3

MATERIAL CHANGE REPORT

1.  Name and Address of Company

Zentek Ltd. (the "Company" or "Zentek")

24 Corporate Court

Guelph, Ontario N1G 5G5

2.  Date of Material Change

May 3, 2024

3.  News Release

A press release disclosing the material change was released on May 3, 2024, through the facilities of AccessWire.

4.  Summary of Material Change

On May 3, 2024, the Company announced the resignation of Dr. Francis Dubé as Chief Operating Officer of the Company effective May 1, 2024, and the resignation of Brian Bosse as a director of the Company effective May 3, 2024, and his appointment to the Company's advisory board.

5.  Full Description of Material Change

On May 3, 2024, the Company announced the resignation of Dr. Francis Dubé as Chief Operating Officer of the Company effective May 1, 2024, and the resignation of Brian Bosse as a director of the Company effective May 3, 2024, and his appointment to the Company's advisory board.

6.  Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

7. Omitted Information

No significant facts have been omitted from this Material Change Report.

8.  Executive Officer

For further information, please contact Ryan Shacklock, Senior VP, Strategy & Business Development of the Company at (306) 270-9610 or rshacklock@zentek.com.

9.  Date of Report

This report is dated at Toronto, this 9th day of May, 2024.

Cautionary Statement Regarding Forward-Looking Information

This material change report contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this material change report, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this material change report.